SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements as at and for the three-month period ended 31 March 2015

Item 1

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements as at and for the three-month period ended 31 March 2015

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2015 AND 31 DECEMBER 2014

(Millions of euros)

	Note	31/03/15	31/12/14 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		67,741	69,428
FINANCIAL ASSETS HELD FOR TRADING	5	168,709	148,888
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	48,892	42,673
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	124,536	115,250
LOANS AND RECEIVABLES	5	847,888	781,635
HELD-TO-MATURITY INVESTMENTS	5	—	—
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,935	1,782
HEDGING DERIVATIVES		7,836	7,346
NON-CURRENT ASSETS HELD FOR SALE	6	5,428	5,376
INVESTMENTS:		3,564	3,471
Associates		1,930	1,775
Jointly controlled entities		1,634	1,696
INSURANCE CONTRACTS LINKED TO PENSIONS		334	345
REINSURANCE ASSETS		356	340
TANGIBLE ASSETS:	7	24,200	23,256
Property, plant and equipment		18,335	16,889
Investment property		5,865	6,367
INTANGIBLE ASSETS:	8	31,706	30,401
Goodwill		28,667	27,548
Other intangible assets		3,039	2,853
TAX ASSETS:		28,148	27,956
Current		5,609	5,792
Deferred		22,539	22,164
OTHER ASSETS		8,417	8,149

TOTAL ASSETS		1,369,690	1,266,296

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	9	125,506	109,792
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	64,078	62,317
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,031,385	961,052
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		369	31
HEDGING DERIVATIVES		10,168	7,255
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	21
LIABILITIES UNDER INSURANCE CONTRACTS		670	713
PROVISIONS	10	15,452	15,376
TAX LIABILITIES:		10,162	9,379
Current		4,876	4,852
Deferred		5,286	4,527
OTHER LIABILITIES		9,795	10,646

TOTAL LIABILITIES		1,267,585	1,176,582

SHAREHOLDERS’ EQUITY:	11	99,988	91,663
Share capital		7,030	6,292
Share premium		45,226	38,611
Reserves		45,955	41,160
Other equity instruments		298	265
Less: Treasury shares		(238)	(10)
Profit for the period attributable to the Parent		1,717	5,816
Less: Dividends and remuneration		—	(471)
VALUATION ADJUSTMENTS:	11	(8,072)	(10,858)
Available-for-sale financial assets		2,031	1,560
Cash flow hedges		285	204
Hedges of net investments in foreign operations		(4,830)	(3,570)
Exchange differences		(1,717)	(5,385)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(85)	(85)
Other valuation adjustments		(3,756)	(3,582)
NON-CONTROLLING INTERESTS		10,189	8,909
Valuation adjustments		(374)	(655)
Other		10,563	9,564

EQUITY		102,105	89,714

TOTAL LIABILITIES AND EQUITY		1,369,690	1,266,296

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		45,153	44,078
CONTINGENT COMMITMENTS		222,228	208,040

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2015 AND 31 DECEMBER 2014

(Millions of reais)

	Note	31/03/15	31/12/14 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		236,809	223,607
FINANCIAL ASSETS HELD FOR TRADING:	5	589,772	479,524
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	170,917	137,437
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	435,353	371,186
LOANS AND RECEIVABLES	5	2,964,047	2,517,411
HELD-TO-MATURITY INVESTMENTS	5	—	—
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		6,764	5,739
HEDGING DERIVATIVES		27,393	23,659
NON-CURRENT ASSETS HELD FOR SALE	6	18,975	17,314
INVESTMENTS:		12,459	11,179
Associates		6,747	5,717
Jointly controlled entities		5,712	5,462
INSURANCE CONTRACTS LINKED TO PENSIONS		1,168	1,111
REINSURANCE ASSETS		1,245	1,095
TANGIBLE ASSETS:	7	84,598	74,900
Property, plant and equipment		64,095	54,394
Investment property		20,503	20,506
INTANGIBLE ASSETS:	8	110,838	97,913
Goodwill		100,214	88,724
Other intangible assets		10,624	9,189
TAX ASSETS:		98,400	90,037
Current		19,608	18,653
Deferred		78,792	71,384
OTHER ASSETS		29,424	26,246

TOTAL ASSETS		4,788,162	4,078,358

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	9	438,743	353,607
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	224,004	200,704
FINANCIAL LIABILITIES AT AMORTISED COST	9	3,605,514	3,095,261
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,290	100
HEDGING DERIVATIVES		35,545	23,366
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	68
LIABILITIES UNDER INSURANCE CONTRACTS		2,342	2,296
PROVISIONS	10	54,018	49,521
TAX LIABILITIES:		35,525	30,207
Current		17,046	15,627
Deferred		18,479	14,580
OTHER LIABILITIES		34,241	34,288

TOTAL LIABILITIES		4,431,222	3,789,418

SHAREHOLDERS’ EQUITY:	11	249,087	222,664
Share capital		17,350	15,027
Share premium		107,899	86,908
Reserves		118,422	103,480
Other equity instruments		729	613
Less: Treasury shares		(833)	(31)
Profit for the period attributable to the Parent		5,520	18,135
Less: Dividends and remuneration		—	(1,468)
VALUATION ADJUSTMENTS:	11	72,232	37,584
Available-for-sale financial assets		7,100	5,026
Cash flow hedges		996	657
Hedges of net investments in foreign operations		(16,884)	(11,497)
Exchange differences		94,448	55,206
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(299)	(272)
Other valuation adjustments		(13,129)	(11,536)
NON-CONTROLLING INTERESTS		35,621	28,692
Valuation adjustments		8,763	4,936
Other		26,858	23,756

EQUITY		356,940	288,940

TOTAL LIABILITIES AND EQUITY		4,788,162	4,078,358

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		157,846	141,962
CONTINGENT COMMITMENTS		776,865	670,034

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of euros)

		(Debit) Credit
	Note	31/03/15	31/03/14 (*)
INTEREST AND SIMILAR INCOME	12	14,307	13,045
INTEREST EXPENSE AND SIMILAR CHARGES		(6,269)	(6,053)
NET INTEREST INCOME		8,038	6,992
INCOME FROM EQUITY INSTRUMENTS	12	33	31
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		99	65
FEE AND COMMISSION INCOME	12	3,261	2,941
FEE AND COMMISSION EXPENSE		(737)	(610)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	(203)	630
EXCHANGE DIFFERENCES (net)		898	137
OTHER OPERATING INCOME	12	969	1,514
OTHER OPERATING EXPENSES		(914)	(1,576)
GROSS INCOME		11,444	10,124
ADMINISTRATIVE EXPENSES		(4,785)	(4,255)
Staff costs		(2,755)	(2,455)
Other general administrative expenses		(2,030)	(1,800)
DEPRECIATION AND AMORTISATION CHARGE		(592)	(591)
PROVISIONS (net)		(603)	(1,360)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,563)	(2,700)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(60)	(382)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		172	2,309
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(24)	(43)
PROFIT BEFORE TAX		2,989	3,102
INCOME TAX		(922)	(1,548)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		2,067	1,554
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		—	—
CONSOLIDATED PROFIT FOR THE PERIOD		2,067	1,554
Profit attributable to the Parent		1,717	1,303
Profit attributable to non-controlling interests		350	251
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.12	0.11
Diluted earnings per share (euros)	3	0.12	0.11
From continuing operations:
Basic earnings per share (euros)	3	0.12	0.11
Diluted earnings per share (euros)	3	0.12	0.11

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of reais)

		(Debit) Credit
	Note	31/03/15	31/03/14 (*)
INTEREST AND SIMILAR INCOME	12	45,997	42,258
INTEREST EXPENSE AND SIMILAR CHARGES		(20,155)	(19,608)
NET INTEREST INCOME		25,842	22,650
INCOME FROM EQUITY INSTRUMENTS	12	106	100
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		318	211
FEE AND COMMISSION INCOME	12	10,484	9,527
FEE AND COMMISSION EXPENSE		(2,369)	(1,976)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	(653)	2,041
EXCHANGE DIFFERENCES (net)		2,887	444
OTHER OPERATING INCOME	12	3,115	4,904
OTHER OPERATING EXPENSES		(2,939)	(5,105)
GROSS INCOME		36,791	32,796
ADMINISTRATIVE EXPENSES		(15,383)	(13,784)
Staff costs		(8,857)	(7,953)
Other general administrative expenses		(6,526)	(5,831)
DEPRECIATION AND AMORTISATION CHARGE		(1,904)	(1,914)
PROVISIONS (net)		(1,939)	(4,406)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(8,240)	(8,746)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(192)	(1,237)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		553	7,480
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(77)	(140)
PROFIT BEFORE TAX		9,609	10,049
INCOME TAX		(2,964)	(5,015)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		6,645	5,034
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		—	—
CONSOLIDATED PROFIT FOR THE PERIOD		6,645	5,034
Profit attributable to the Parent		5,520	4,220
Profit attributable to non-controlling interests		1,125	814
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (reais)	3	0.39	0.37
Diluted earnings per share (reais)	3	0.39	0.37
From continuing operations:
Basic earnings per share (reais)	3	0.39	0.37
Diluted earnings per share (reais)	3	0.39	0.37

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of euros)

	Note	31/03/15	31/03/14 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		2,067	1,554
OTHER RECOGNISED INCOME AND EXPENSE:		3,067	1,077
Items that will not be reclassified to profit or loss		(171)	28
Actuarial gains and losses on defined benefit pension plans	11	(226)	58
Non-current assets held for sale		—	—
Income tax relating to items that will not be reclassified to profit or loss		55	(30)
Items that may be reclassified subsequently to profit or loss for the period		3,238	1,049
Available-for-sale financial assets:		618	982
Revaluation gains/(losses)		828	1,341
Amounts transferred to income statement		(210)	(359)
Other reclassifications		—	—
Cash flow hedges:		77	69
Revaluation gains/(losses)		261	162
Amounts transferred to income statement		(184)	(93)
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	(1,260)	(423)
Revaluation gains/(losses)		(1,260)	(361)
Amounts transferred to income statement		—	—
Other reclassifications		—	(62)
Exchange differences:	11	3,982	574
Revaluation gains/(losses)		3,982	654
Amounts transferred to income statement		—	3
Other reclassifications		—	(83)
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		—	169
Revaluation gains/(losses)		—	313
Amounts transferred to income statement		—	1
Other reclassifications		—	(145)
Income tax		(179)	(322)
TOTAL RECOGNISED INCOME AND EXPENSE		5,134	2,631

Attributable to the Parent		4,503	2,202
Attributable to non-controlling interests		631	429

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of reais)

	Note	31/03/15	31/03/14 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		6,645	5,034
OTHER RECOGNISED INCOME AND EXPENSE:		38,475	(7,454)
Items that will not be reclassified to profit or loss		(550)	91
Actuarial gains and losses on defined benefit pension plans	11	(727)	188
Non-current assets held for sale		—	—
Income tax relating to items that will not be reclassified to profit or loss		177	(97)
Items that may be reclassified subsequently to profit or loss for the period		39,025	(7,545)
Available-for-sale financial assets:		1,987	3,181
Revaluation gains/(losses)		2,662	4,344
Amounts transferred to income statement		(675)	(1,163)
Other reclassifications		—	—
Cash flow hedges:		248	224
Revaluation gains/(losses)		840	525
Amounts transferred to income statement		(592)	(301)
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	(4,051)	(1,370)
Revaluation gains/(losses)		(4,051)	(1,169)
Amounts transferred to income statement		—	—
Other reclassifications		—	(201)
Exchange differences:	11	41,416	(9,084)
Revaluation gains/(losses)		41,416	(8,825)
Amounts transferred to income statement		—	10
Other reclassifications		—	(269)
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		—	547
Revaluation gains/(losses)		—	1,014
Amounts transferred to income statement		—	3
Other reclassifications		—	(470)
Income tax		(575)	(1,043)
TOTAL RECOGNISED INCOME AND EXPENSE		45,120	(2,420)

Attributable to the Parent		40,168	(2,502)
Attributable to non-controlling interests		4,952	82

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 31/12/14 (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Total recognised income and expense	—	—	—	—	1,717	2,786	631	5,134
Other changes in equity	738	11,881	33	(228)	(5,816)	—	649	7,257
Capital increases/(reductions)	738	6,705	—	—	—	—	9	7,452
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	12	—	—	—	—	12
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(665)	—	—	—	—	(26)	(691)
Transactions involving own equity instruments (net)	—	17	—	(228)	—	—	—	(211)
Transfers between equity items	—	5,816	—	—	(5,816)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	612	612
Equity-instrument-based payments	—	—	(46)	—	—	—	—	(46)
Other increases/(decreases) in equity	—	8	67	—	—	—	54	129
Balance at 31/03/15	7,030	91,181	298	(238)	1,717	(8,072)	10,189	102,105

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 March 2015 AND 2014

(Millions of reais)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 31/12/14 (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940
Total recognised income and expense	—	—	—	—	5,520	34,648	4,952	45,120
Other changes in equity	2,323	37,401	116	(802)	(18,135)	—	1,977	22,880
Capital increases/(reductions)	2,323	21,308	—	—	—	—	27	23,658
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	38	—	—	—	—	38
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(2,074)	—	—	—	—	(84)	(2,158)
Transactions involving own equity instruments (net)	—	55	—	(802)	—	—	—	(747)
Transfers between equity items	—	18,135	—	—	(18,135)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	1,843	1,843
Equity-instrument-based payments	—	—	(149)	—	—	—	—	(149)
Other increases/(decreases) in equity	—	(23)	227	—	—	—	191	395
Balance at 31/03/15	17,350	226,321	729	(833)	5,520	72,232	35,621	356,940

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognised income and expense	—	—	—	—	1,303	899	429	2,631
Other changes in equity	114	3,736	105	4	(4,370)		400	(11)
Capital increases/(reductions)	114	(114)	—	—	—	—	(529)	(529)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	140	—	—	—	—	140
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(471)	—	—	—	—	(17)	(488)
Transactions involving own equity instruments (net)	—	5	—	4	—	—	—	9
Transfers between equity items	—	4,361	9	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	105	105
Equity-instrument-based payments	—	—	(41)	—	—	—	—	(41)
Other increases/(decreases) in equity	—	(45)	(3)	—	—	—	841	793
Balance at 31/03/14	5,781	78,255	298	(5)	1,303	(13,253)	10,143	82,522

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of reais)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/13	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Total recognised income and expense	—	—	—	—	4,220	(6,722)	82	(2,420)
Other changes in equity	374	10,671	329	13	(12,463)	—	1,302	226
Capital increases/(reductions)	374	(374)	—	—	—	—	(1,747)	(1,747)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	438	—	—	—	—	438
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,342)	—	—	—	—	(53)	(1,395)
Transactions involving own equity instruments (net)	—	16	—	13	—	—	—	29
Transfers between equity items	—	12,435	28	—	(12,463)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	333	333
Equity-instrument-based payments	—	—	(128)	—	—	—	—	(128)
Other increases/(decreases) in equity	—	(64)	(9)	—	—	—	2,769	2,696
Balance at 31/03/14	13,443	185,674	718	(15)	4,220	22,333	31,722	258,095

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the

Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 March 2015 AND 2014

(Millions of euros)

	Note	31/03/15	31/03/14 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(11,604)	3,046

Consolidated profit for the period		2,067	1,554
Adjustments made to obtain the cash flows from operating activities:		4,926	4,899
Depreciation and amortisation charge		592	591
Other adjustments		4,334	4,308
Net increase/(decrease) in operating assets and liabilities:		(18,718)	(4,018)
Operating assets		(40,387)	(27,941)
Operating liabilities		21,669	23,923
Income tax recovered/(paid)		121	611

B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,347)	365

Payments:		2,562	925
Tangible assets	7	1,409	479
Intangible assets		165	287
Investments		29	19
Subsidiaries and other business units		959	140
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		1,215	1,291
Tangible assets	7	751	117
Intangible assets		210	31
Investments		10	241
Subsidiaries and other business units		59	664
Non-current assets held for sale and associated liabilities	6	185	237
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		9,001	1,290

Payments:		669	1,055
Dividends	3	328	235
Subordinated liabilities		68	78
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		273	742
Other payments related to financing activities		—	—
Proceeds:		9,670	2,345
Subordinated liabilities		2,101	1,594
Issuance of own equity instruments	11	7,500	—
Disposal of own equity instruments		69	751
Other proceeds related to financing activities		—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		2,263	598

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,687)	5,299

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		69,428	77,103

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,741	82,402

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		6,736	5,506
Cash equivalents at central banks		61,005	76,896
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,741	82,402

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the

Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2015 AND 2014

(Millions of reais)

	Note	31/03/15	31/03/14 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(37,307)	9,867

Consolidated profit for the period		6,645	5,034
Adjustments made to obtain the cash flows from operating activities:		15,837	15,870
Depreciation and amortisation charge		1,904	1,914
Other adjustments		13,933	13,956
Net increase/(decrease) in operating assets and liabilities:		(60,178)	(13,016)
Operating assets		(129,844)	(90,512)
Operating liabilities		69,666	77,496
Income tax recovered/(paid)		389	1,979

B. CASH FLOWS FROM INVESTING ACTIVITIES		(4,330)	1,181

Payments:		8,236	2,998
Tangible assets	7	4,530	1,552
Intangible assets		530	930
Investments		93	62
Subsidiaries and other business units		3,083	454
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		3,906	4,179
Tangible assets	7	2,414	379
Intangible assets		675	100
Investments		32	781
Subsidiaries and other business units		190	2,151
Non-current assets held for sale and associated liabilities	6	595	768
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		28,687	4,179

Payments:		2,120	3,418
Dividends	3	1,023	761
Subordinated liabilities		219	253
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		878	2,404
Other payments related to financing activities		—	—
Proceeds:		30,807	7,597
Subordinated liabilities		6,755	5,164
Issuance of own equity instruments	11	23,830	—
Disposal of own equity instruments		222	2,433
Other proceeds related to financing activities		—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		26,152	(8,678)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		13,202	6,549

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		223,607	251,171

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		236,809	257,720

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD			—
Cash		23,548	17,221
Cash equivalents at central banks		213,261	240,499
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		236,809	257,720

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended 31 March 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended 31 March 2015

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the three-month period ended 31 March 2015 (“interim financial statements”) were prepared and signed by the Group’s directors at the board meeting held on 11 May 2015.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.’s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These interim financial statements were prepared to comply with the requirements and specific provisions established in CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as a result of the trading of the Bank’s marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2014 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on 23 February 2015) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2014 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2014.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the three-month period ended 31 March 2015.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the first quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2014.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2014, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2014, taking into account the standards and interpretations that came into force in the first quarter of 2015. In this connection it should be noted that the following standards came into force in the first quarter of 2015:

•	Amendments to IAS 19, Employee Benefits—Defined Benefit Plans: Employee Contributions (obligatory for annual reporting periods beginning on or after 1 July 2014)—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without having to perform calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle (obligatory for reporting periods beginning on or after 1 July 2014)—these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after 1 July 2014)—these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2014.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets—available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets–;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the three-month period ended 31 March 2015 there were no significant changes in the estimates made at 2014 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended 31 December 2014 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2014 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2014 contained in these interim financial statements is presented for comparison purposes only with the information relating to three-month period ended 31 March 2015.

In order to interpret the changes in the balances with respect to December 2014, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2014) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2015, considering the exchange rates at the end of the three-month period, was as follows: Mexican peso (+8.21%), US dollar (+12.85%), Brazilian real (-7.87%), pound sterling (+7.09%), Chilean peso (+9.09%) and Polish zloty (+4.60%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the three-month period ended 31 March 2015.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the first quarter of 2015.

h)	Events after the reporting period

It should be noted that from 1 April 2015 to the date on which the interim financial statements for the first quarter of 2015 were authorised for issue, the following significant events occurred at Santander Group:

•	At its meeting of 10 April 2015, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the final dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.151 (BRL 0.471) per share, in shares or cash.

•	On 23 April 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to integrate Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company and will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2014 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2014, 2013 and 2012.

The tables below provide detailed information on the most representative acquisitions of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first quarter of 2015:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN

SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	209	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	148	—	50.00%	50.00%
Société Financière de Banque S.A.	Acquisition	02/02/15	462	—	50.00%	50.00%

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN

SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of reais)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	680	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	445	—	50.00%	50.00%
Société Financière de Banque S.A.	Acquisition	02/02/15	1,391	—	50.00%	50.00%

There were no significant disposals of ownership interests in the first quarter of 2015.

The most significant transactions performed in the first quarter of 2015 were as follows:

Agreement with Banque PSA Finance

As part of the agreement for the operation of the PSA Peugeot Citroën Group’s vehicle financing business entered into by the Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, in January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on 2 and 3 February 2015 the Group acquired 50% of Société Financière de Banque S.A. and PSA Finance UK Limited for EUR 462 million and EUR 148 million (BRL 1,391 million and BLR 445 million), respectively.

Carfinco Financial Group

On 16 September 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialising in vehicle financing.

In order to acquire Carfinco, Santander Holding Inc. was incorporated, a company 96.4% owned by Banco Santander S.A. and 3.6% owned by certain members of the former management group. On 6 March 2015, the Group acquired all of Carfinco, through this holding company, for EUR 209 million (BRL 680 million), giving rise to goodwill of EUR 162 million (BRL 528 million).

Other transactions

Custody business

On 19 June 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million (BRL 2,949 million). The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorisations which, in accordance with the agreement, should be obtained in the first half of 2015.

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2015 and 2014 was as follows:

	31/03/15			31/03/14
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)
Ordinary shares	4.75%	0.02375	328	4.14%	0.020716	235
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	4.75%	0.02375	328	4.14%	0.020716	235

Remuneration paid out of profit	4.75%	0.02375	328	4.14%	0.020716	235
Remuneration paid with a charge to reserves or share premium	—	—	—	—	—	—
Remuneration paid in kind	—	—	—	—	—	—

	31/03/15			31/03/14
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)
Ordinary shares	4.75%	0.7405592	1,023	4.14%	0.059078	670
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	4.75%	0.7405592	1,023	4.14%	0.059078	670

Remuneration paid out of profit	4.75%	0.7405592	1,023	4.14%	0.059078	670
Remuneration paid with a charge to reserves or share premium	—	—	—	—	—	—
Remuneration paid in kind	—	—	—	—	—	—

Under the remuneration scheme (Santander Dividendo Elección), the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2014 in cash or in new shares and, therefore, in addition to the EUR 328 million (BRL 1,023 million) paid in cash shown in the foregoing table, in the first quarter of 2015, EUR 1,687 million (BRL 5,260 million) were assigned to shareholder remuneration in the form of shares under the aforementioned remuneration scheme.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	31/03/15	31/03/14
Net profit attributable to the Parent (millions of euros)	1,717	1,303
Remuneration of contingently convertible preference shares (millions of euros)	(68)	—

	1,649	1,303
Of which:
Profit/Loss from discontinued operations (millions of euros)	—	—
Profit from continuing operations (millions of euros)	1,649	1,303

Weighted average number of shares outstanding	13,664,257,942	11,489,841,874

Basic earnings per share (euros)	0.12	0.11

Of which: from discontinued operations (euros)	—	—

from continuing operations (euros)	0.12	0.11

	31/03/15	31/03/14
Net profit attributable to the Parent (millions of reais)	5,520	4,220
Remuneration of contingently convertible preference shares (millions of reais)	(219)	—

	5,301	4,220
Of which:
Profit/Loss from discontinued operations (millions of reais)	—	—
Profit from continuing operations (millions of reais)	5,301	4,220

Weighted average number of shares outstanding	13,664,257,942	11,489,841,874

Basic earnings per share (reais)	0.39	0.37

Of which: from discontinued operations (reais)	—	—

from continuing operations (reais)	0.39	0.37

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	31/03/15	31/03/14
Net profit attributable to the Parent (millions of euros)	1,717	1,303
Remuneration of contingently convertible preference shares (millions of euros)	(68)	—
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Net profit attributable to the Parent (millions of euros)	1,649	1,303

Of which:
Profit/Loss from discontinued operations (millions of euros)	—	—

Profit from continuing operations (millions of euros)	1,649	1,303

Weighted average number of shares outstanding	13,664,257,942	11,489,841,874
Dilutive effect of:
Options/ receipt of shares	21,188,883	35,119,697

Adjusted number of shares	13,685,446,825	11,524,961,571

Diluted earnings per share (euros)	0.12	0.11

Of which: from discontinued operations (euros)	—	—

from continuing operations (euros)	0.12	0.11

	31/03/15	31/03/14
Net profit attributable to the Parent (millions of reais)	5,520	4,220
Remuneration of contingently convertible preference shares (millions of reais)	(219)	—
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of reais)	5,301	4,220

Of which:
Profit/Loss from discontinued operations (millions of reais)	—	—

Profit from continuing operations (millions of reais)	5,301	4,220

Weighted average number of shares outstanding	13,664,257,942	11,489,841,874
Dilutive effect of:
Options/ receipt of shares	21,188,883	35,119,697

Adjusted number of shares	13,685,446,825	11,524,961,571

Diluted earnings per share (reais)	0.39	0.37

Of which: from discontinued operations (reais)	—	—

from continuing operations (reais)	0.39	0.37

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2014 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2014 and 2013.

The most salient data relating to the aforementioned remuneration and benefits for the three-month periods ended 31 March 2015 and 2014 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	31/03/15	31/03/14
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	2,165	1,854
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	508	311
Bylaw-stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	347	194

Sub-total	3,020	2,359
Transactions with shares and/or other financial instruments	—	—

	3,020	2,359

	Thousands of reais
	31/03/15	31/03/14
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	6,960	6,006
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	1,633	1,007
Bylaw-stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	1,116	628

Sub-total	9,709	7,641
Transactions with shares and/or other financial instruments	—	—

	9,709	7,641

(1)	The notes to the annual consolidated financial statements for 2015 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors (1)

	Thousands of euros
	31/03/15	31/03/14
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	4,262	7,096
Pension funds and plans: Provisions and/or contributions (2)	1,330	1,057
Pension funds and plans: Accumulated rights (3)	136,968	147,403
Life insurance premiums	377	229
Guarantees provided for directors	—	—

	Thousands of reais
	31/03/15	31/03/14
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	14,898	22,987
Pension funds and plans: Provisions and/or contributions (2)	4,649	3,424
Pension funds and plans: Accumulated rights (3)	478,813	477,495
Life insurance premiums	1,318	742
Guarantees provided for directors	—	—

(1)	On 12 January Mr Javier Marín Romano ceased to be a director and took voluntary pre-retirement, as provided for in his contract. The financial statements for 2014 contain information on the terms and conditions of this pre-retirement, and this information will also be included in the financial statements for 2015.
(2)	Corresponds to the provisions and/or contributions made in the first quarter of 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).
(3)	Corresponds to the pension rights accumulated by the directors. In addition, at 31 March 2015 and 2014, former Board members held accumulated pension rights amounting to EUR 89,471 thousand (BRL 312,773 thousand) and EUR 76,694 thousand (BRL 239,868 thousand), respectively.

Also, in their capacity as members of the boards of directors of other Group companies, Mr Matías Rodríguez Inciarte received EUR 10.5 thousand (BRL 37 thousand) in the first quarter of 2015 as non-executive director of U.C.I., S.A. (first quarter of 2014:– EUR 14 thousand (BRL 45 thousand)) and Mr Vittorio Corbo Lioi, a member of the board until 24 July 2014, received EUR 150 thousand (BRL 486 thousand) in the first quarter of 2014, EUR 66 thousand (BRL 214 thousand) of which as non-executive director of Banco Santander - Chile and EUR 84 thousand (BRL 272 thousand) for the provision of advisory services to the latter.

Remuneration of senior managers (1) (2)

	Thousands of euros
	31/03/15	31/03/14
Senior management:
Total remuneration of senior management	8,878	8,365

	Thousands of reais
	31/03/15	31/03/14
Senior management:
Total remuneration of senior management	28,543	27,097

(1)	The above amounts reflect the quarterly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.
(2)	The number of senior managers of the Bank, excluding executive directors, changed from 24 in the first quarter of 2014 to 28 in the first quarter of 2015.

The annual variable remuneration (or bonus) for 2014 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2015 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2015.

5.	Financial assets

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 31 March 2015 and 31 December 2014 is as follows:

	Millions of euros
	31/03/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	4,702	33,496	—	62,600	—
Loans and advances to customers	5,726	10,201	—	778,038	—
Debt instruments	53,564	4,477	118,974	7,250	—
Equity instruments	15,412	718	5,562	—	—
Trading derivatives	89,305	—	—	—	—

	168,709	48,892	124,536	847,888	—

	Millions of reais
	31/03/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	16,437	117,095	—	218,837	—
Loans and advances to customers	20,017	35,661	—	2,719,865	—
Debt instruments	187,249	15,651	415,909	25,345	—
Equity instruments	53,877	2,510	19,444	—	—
Trading derivatives	312,192	—	—	—	—

	589,772	170,917	435,353	2,964,047	—

	Millions of euros
	31/12/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	1,815	28,592	—	51,306	—
Loans and advances to customers	2,921	8,971	—	722,819	—
Debt instruments	54,374	4,231	110,249	7,510	—
Equity instruments	12,920	879	5,001	—	—
Trading derivatives	76,858	—	—	—	—

	148,888	42,673	115,250	781,635	—

	Millions of reais
	31/12/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	5,846	92,086	—	165,241	—
Loans and advances to customers	9,408	28,893	—	2,327,983	—
Debt instruments	175,122	13,627	355,079	24,187	—
Equity instruments	41,611	2,831	16,107	—	—
Trading derivatives	247,537	—	—	—	—

	479,524	137,437	371,186	2,517,411	—

b) Sovereign risk with peripheral European countries

The detail at 31 March 2015 and 31 December 2014, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2014), is as follows:

	Sovereign risk by country of issuer/borrower at 31 March 2015 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	7,242	(2,744)	25,614	1,033	17,392	48,537	(95)	—
Portugal	192	(48)	7,750	—	679	8,573	—	1
Italy	3,819	(1,629)	—	—	—	2,190	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	171	—

	Sovereign risk by country of issuer/borrower at 31 March 2015 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	25,317	(9,592)	89,541	3,611	60,799	169,676	(332)	—
Portugal	671	(168)	27,092	—	2,374	29,969	—	3
Italy	13,350	(5,695)	—	—	—	7,655	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	598	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 9,829 million (BRL 34,360 million) (of which EUR 8,791 million, EUR 689 million and EUR 349 million (BRL 30,732 million, BRL 2,409 million and BRL 1,220 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 1,945 million (BRL 6,799 million) (of which EUR 1,851 million, EUR 63 million and EUR 31 million (BRL 6,471 million, BRL 220 million and BRL 108 million) relate to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 38 million (BRL 133 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Sovereign risk by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

	Sovereign risk by country of issuer/borrower at 31 December 2014 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	14,085	(8,239)	76,954	5,138	56,251	144,189	(193)	—
Portugal	524	(194)	25,158	—	1,900	27,388	—	(1)
Italy	11,104	(5,551)	2	—	—	5,555	—	1
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	196	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (BRL 27,118 million) (of which EUR 7,414 million, EUR 691 million and EUR 315 million (BRL 23,878 million, BRL 2,226 million and BRL 1,015 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (BRL 9,923 million) (of which EUR 2,929 million, EUR 97 million and EUR 55 million (BRL 9,433 million, BRL 312 million and BRL 177 million) relate to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 45 million (BRL 145 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 March 2015 and 31 December 2014 is as follows:

	Exposure to other counterparties by country of issuer/borrower at 31 March 2015 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	976	28,316	2,117	5,812	1,067	155,846	194,134	3,184	(5)
Portugal	300	—	236	1,135	2,390	23,884	27,945	1,911	—
Italy	4	—	736	963		6,692	8,395	89	5
Greece	—	—	—	—	—	50	50	43	—
Ireland	—	—	201	134	113	671	1,119	376	—

	Exposure to other counterparties by country of issuer/borrower at 31 March 2015 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	3,412	98,987	7,401	20,318	3,730	544,806	678,654	11,131	(18)
Portugal	1,049	—	825	3,968	8,355	83,494	97,691	6,680	—
Italy	14	—	2,573	3,366	—	23,394	29,347	311	17
Greece	—	—	—	—	—	175	175	150	—
Ireland	—	—	703	468	395	2,346	3,912	1,314	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 67,252 million, EUR 8,929 million, EUR 3,579 million, EUR 17 million and EUR 432 million (BRL 235,100 million, BRL 31,214 million, BRL 12,511 million, BRL 59 million and BRL 1,510 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,076 million (BRL 42,215 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Exposure to other counterparties by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

	Exposure to other counterparties by country of issuer/borrower at 31 December 2014 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,873	57,009	11,169	18,690	3,787	498,903	594,431	11,340	(48)
Portugal	2,174	—	738	3,625	7,154	78,128	91,819	6,085	(1)
Italy	16	—	3,340	3,350	—	20,426	27,132	65	20
Greece	—	—	—	—	—	161	161	119	—
Ireland	—	—	518	429	359	1,733	3,039	963	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 (BRL 194,266 million, BRL 19,488 million, BRL 9,820 million, BRL 55 million and BRL 763 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,238 million (BRL 39,415 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 31 March 2015 and 31 December 2014:

31/03/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,239	1,422	(183)	(12)	7	(5)
Portugal	Sovereign	74	156	(82)	—	1	1
	Other	136	124	12	—	—	—
Italy	Sovereign	258	258	—	(2)	2	—
	Other	667	696	(29)	1	4	5
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	5	5	—	—	—	—
	Other	5	—	5	—	—	—

31/03/15
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	4,331	4,971	(640)	(42)	24	(18)
Portugal	Sovereign	259	545	(286)	—	3	3
	Other	475	433	42	—	—	—
Italy	Sovereign	902	902	—	(7)	7	—
	Other	2.332	2.433	(101)	3	14	17
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	17	17	—	—	—	—
	Other	17	—	17	—	—	—

31/12/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

31/12/14
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	4,058	5,076	(1,018)	(36)	(12)	(48)
Portugal	Sovereign	676	770	(94)	2	(3)	(1)
	Other	480	522	(42)	(1)	—	(1)
Italy	Sovereign	1,292	1,024	268	(4)	5	1
	Other	2,151	2,367	(216)	6	14	20
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	13	13	—	—	—	—
	Other	—	—	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At 31 March 2015, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 32 million (BRL 103 million) to the income statement (first quarter of 2014: EUR 34 million (BRL 110 million)). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments - Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the three-month period are recognised in the condensed consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the three-month periods ended 31 March 2015 and 2014 were as follows:

	Millions of euros
	31/03/15	31/03/14
Balance at beginning of period	27,321	24,959

Impairment losses charged to income for the period	2,874	2,923
Of which:
Impairment losses charged to income	4,270	4,445
Impairment losses reversed with a credit to income	(1,396)	(1,522)
Write-off of impaired balances against recorded impairment allowance	(2,715)	(2,569)
Exchange differences and other changes	674	1,998

Balance at end of period	28,154	27,311

Of which, relating to:
Impaired assets	20,135	19,524
Of which, arising from country risk	23	41
Other assets	8,019	7,787

	Millions of reais
	31/03/15	31/03/14
Balance at beginning of period	87,994	81,306

Impairment losses charged to income for the period	9,240	9,469
Of which:
Impairment losses charged to income	13,728	14,399
Impairment losses reversed with a credit to income	(4,488)	(4,930)
Write-off of impaired balances against recorded impairment allowance	(8,729)	(8,322)
Exchange differences and other changes	9,916	2,965

Balance at end of period	98,421	85,418

Of which, relating to:
Impaired assets	70,388	61,063
Of which, arising from country risk	80	128
Other assets	28,033	24,355

Previously written-off assets recovered in the first three months of 2015 and 2014 amounted to EUR 343 million and EUR 257 million (BRL 1,103 million and BRL 833 million), respectively. Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 2,531 million in the first quarter of 2015 (BRL 8,137 million) (first quarter of 2014: EUR 2,666 million (BRL 8,636 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 2,563 million (BRL 8,240 million) for the three-month period ended 31 March 2015 (31 March 2014: EUR 2,700 million (BRL 8,746 million)).

d)	Non-performing assets

The detail of the changes in the three-month periods ended 31 March 2015 and 2014 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	31/03/15	31/03/14
Balance at beginning of period	40,552	40,374
Net additions	2,155	2,217
Written-off assets	(2,715)	(2,569)
Changes in scope of consolidation	54	326
Exchange differences and other	860	680

Balance at end of period	40,906	41,028

	Millions of reais
	31/03/15	31/03/14
Balance at beginning of period	130,606	131,522
Net additions	6,928	7,182
Written-off assets	(8,729)	(8,322)
Changes in scope of consolidation	174	1,056
Exchange differences and other	14,019	(3,119)

Balance at end of period	142,998	128,319

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 31 March 2015 and 31 December 2014:

	Millions of euros		Millions of euros
	31/03/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	62,600	62,742	51,306	51,202
Loans and advances to customers	778,038	787,528	722,819	727,383
Debt instruments	7,250	7,295	7,510	7,441

ASSETS	847,888	857,565	781,635	786,026

	Millions of reais		Millions of reais
	31/03/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	218,837	219,333	165,241	164,906
Loans and advances to customers	2,719,865	2,753,040	2,327,983	2,342,682
Debt instruments	25,345	25,502	24,187	23,966

ASSETS	2,964,047	2,997,875	2,517,411	2,531,554

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

6.	Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at 31 March 2015 and 31 December 2014 is as follows:

	Millions of euros
	31/03/15	31/12/14
Tangible assets	5,404	5,256
Of which:
Foreclosed assets	5,289	5,139
Of which: Property assets in Spain	4,729	4,597
Other tangible assets held for sale	115	117
Other assets	24	120

	5,428	5,376

	Millions of reais
	31/03/15	31/12/14
Tangible assets	18,891	16,928
Of which:
Foreclosed assets	18,489	16,551
Of which: Property assets in Spain	16,532	14,805
Other tangible assets held for sale	402	377
Other assets	84	386

	18,975	17,314

At 31 March 2015, the allowance that covers the value of the foreclosed assets amounted to EUR 5,543 million (BRL 19,377 million–) (31 December 2014: EUR 5,404 million (BRL 17,404 million)), which represents a coverage ratio of 51.2% of the gross value of the portfolio (31 December 2014: 51.3%). The net charges recorded in the first quarter of 2015 amounted to EUR 39 million (BRL 125 million) (first quarter of 2014: EUR 78 million (BRL 253 million)), which were recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the income statement.

In the first quarter of 2015, the Group sold foreclosed properties for a net total of approximately EUR 176 million (BRL 565 million) with a gross carrying amount of EUR 239 million (BRL 768 million), for which provisions totalling EUR 78 million (BRL 251 million) had been recognised. In the first quarter of 2015, these sales gave rise to gains of EUR 15 million (BRL 48 million) (in the first quarter of 2014: losses of EUR 1 million (BRL 3 million)) which are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statements for the first quarter of 2015 and 2014. Also, in the first three months of 2015 other tangible assets were sold for EUR 9 million (BRL 29 million) without giving rise to gains or losses for the Group.

7.	Tangible assets

a)	Changes in the period

In the first three months of 2015, tangible assets were acquired for EUR 1,409 million (BRL 4,530 million) (first three months of 2014: EUR 479 million (BRL 1,552 million)).

Also, in the first three months of 2015, tangible asset items were disposed of with a carrying amount of EUR 742 million (BRL 2,385 million) (first three months of 2014: EUR 103 million (BRL 334 million)), giving rise to a net gain of EUR 9 million (BRL 29 million) (first three months of 2013: EUR 14 million (BRL 45 million)).

b)	Impairment losses

In the first three months of 2015, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 29 million (BRL 93 million) (first three months of 2014: EUR 44 million (BRL 143 million)), which were recognised under Impairment losses on other assets.

c)	Property, plant and equipment purchase commitments

At 31 March 2015 and 2014, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Goodwill at 31 March 2015 and 31 December 2014, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	31/03/15	31/12/14
Santander UK	10,217	9,540
Banco Santander (Brazil)	5,668	6,129
Santander Consumer USA	3,117	2,762
Bank Zachodni WBK	2,529	2,418
Santander Bank NA	1,909	1,691
Santander Consumer Germany	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander—Chile	737	675
Grupo Financiero Santander (Mexico)	592	561
Santander Consumer Bank (Nordics)	574	564
Other companies	969	853

	28,667	27,548

	Millions of reais
	31/03/15	31/12/14
Santander UK	35,717	30,725
Banco Santander (Brazil)	19,814	19,740
Santander Consumer USA	10,896	8,896
Bank Zachodni WBK	8,841	7,788
Santander Bank NA	6,673	5,446
Santander Consumer Germany	4,597	4,235
Banco Santander Totta	3,636	3,350
Banco Santander—Chile	2,576	2,174
Grupo Financiero Santander (Mexico)	2,070	1,807
Santander Consumer Bank (Nordics)	2,007	1,816
Other companies	3,387	2,747

	100,214	88,724

In the first quarter of 2015, goodwill increased by EUR 1,017 million due to exchange differences which, pursuant to current regulations, were recognised with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2014 includes detailed information on the procedures followed by the Group to analyse the potential impairment losses on the goodwill recognised with respect to its recoverable amount and to recognise the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first quarter of 2015 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first three months of 2015, there were no significant impairment losses.

In the first three months of 2014, there were impairment losses amounting to EUR 300 million (BRL 972 million) which were recognised under Impairment losses on other assets.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at 31 March 2015 and 31 December 2014 is as follows:

	Millions of euros
	31/03/15			31/12/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost
Deposits from central banks	2,477	7,444	31,822	2,041	6,321	17,290
Deposits from credit institutions	3,750	12,486	110,311	5,531	19,039	105,147
Customer deposits	6,794	40,190	640,378	5,544	33,127	608,956
Marketable debt securities	—	3,958	204,353	—	3,830	193,059
Trading derivatives	92,439	—	—	79,048	—	—
Subordinated liabilities	—	—	19,746	—	—	17,132
Short positions	20,046	—	—	17,628	—	—
Other financial liabilities	—	—	24,775	—	—	19,468

	125,506	64,078	1,031,385	109,792	62,317	961,052

	Millions of reais
	31/03/15			31/12/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost
Deposits from central banks	8,659	26,023	111,243	6,573	20,358	55,686
Deposits from credit institutions	13,109	43,649	385,625	17,814	61,319	338,647
Customer deposits	23,750	140,496	2,238,633	17,856	106,692	1,961,265
Marketable debt securities	—	13,836	714,377	—	12,335	621,785
Trading derivatives	323,148	—	—	254,590	—	—
Subordinated liabilities	—	—	69,028	—	—	55,177
Short positions	70,077	—	—	56,774	—	—
Other financial liabilities	—	—	86,608	—	—	62,701

	438,743	224,004	3,605,514	353,607	200,704	3,095,261

b)	Information on issues, repurchases or redemptions of debt instruments

Following is a detail, at 31 March 2015 and 2014, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first three months of 2015 and 2014:

	Millions of euros
	31/03/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/15
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	148,105	17,481	(18,189)	1,094	148,491
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,084	24	(214)	55	1,949
Other debt instruments issued outside EU member states	63,832	24,713	(21,239)	10,311	77,617

	214,021	42,218	(39,642)	11,460	228,057

	Millions of reais
	31/03/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/15
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	477,002	56,201	(58,478)	44,370	519,095
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	6,712	77	(688)	712	6,813
Other debt instruments issued outside EU member states	205,583	79,452	(68,283)	54,581	271,333

	689,297	135,730	(127,449)	99,663	797,241

	Millions of euros
	31/03/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	8,116	(12,861)	(7,350)	131,770
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	4,619	(5,265)	6,548	9,128
Other debt instruments issued outside EU member states	44,525	10,770	(9,735)	15,815	61,375

	191,616	23,505	(27,861)	15,013	202,273

	Millions of reais
	31/03/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 31/03/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	468,655	26,291	(41,662)	(41,160)	412,124
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	10,509	14,963	(17,055)	20,132	28,549
Other debt instruments issued outside EU member states	145,045	34,888	(31,535)	43,558	191,956

	624,209	76,142	(90,252)	22,530	632,629

c)	Other issues guaranteed by the Group

At 31 March 2015, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issues (excluding promissory notes, securitisations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first three months of 2015, or guaranteed by the Bank or Group entities, are as follows:

Issuer data					Data on the transactions performed in the first quarter of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	929	929	2.38%	TRACE	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	966	276	6.75%	N/A	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	1,000	1,000	0.90%	Dublin	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	250	250	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	200	200	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	300	300	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.U.	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	1,500	1,500	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	1,500	1,500	1.13%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	605	605	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	645	645	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	1,031	1,031	1.88%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	1,000	1,000	1.13%	London	N/A	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	230	230	3M NIBOR + 0.77%	Norway	N/A	N/A
SANTANDER BANK, N.A.	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	697	697	2.00%	TRACE	N/A	N/A
SANTANDER BANK, N.A.	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	232	232	3M US LIBOR + 0.93%	TRACE	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage- backed bond	16/02/15	1,031	—	3M GB LIBOR + 1.60%	London	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	1,642	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	200	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage- backed bond	30/03/15	597	—	4.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage- backed bond	28/01/15	1,000	—	3.13%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage- backed bond	17/02/15	1,990	—	3.25%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage- backed bond	16/03/15	1,999	—	4.38%	Spain	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	213	—	7.78%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	307	—	3.18%	N/A	N/A	N/A

Issuer data					Data on the transactions performed in the first quarter of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	500	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	865	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	300	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	929	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first quarter of 2015.

Issuer data					Data on the transactions performed in the first quarter of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais) (a)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	3,249	3,249	2.38%	TRACE	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	3,376	966	6.75%	N/A	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	3,496	3,496	0.90%	Dublin	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	874	874	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	699	699	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	1,049	1,049	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A.U.	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	5,244	5,244	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	5,244	5,244	1.13%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	2,115	2,115	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	2,255	2,255	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	3,605	3,605	1.88%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	3,496	3,496	1.13%	London	N/A	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	803	803	3M NIBOR + 0.77%	Norway	N/A	N/A
SANTANDER BANK, N.A.	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	2,437	2,437	2.00%	TRACE	N/A	N/A
SANTANDER BANK, N.A.	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	812	812	3M US LIBOR + 0.93%	TRACE	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage- backed bond	16/02/15	3,605	—	3M GB LIBOR + 1.60%	London	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	5,740	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	699	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage- backed bond	30/03/15	2,087	—	4.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage- backed bond	28/01/15	3,496	—	3.13%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage- backed bond	17/02/15	6,957	—	3.25%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage- backed bond	16/03/15	6,990	—	4.38%	Spain	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	744	—	7.78%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	1,072	—	3.18%	N/A	N/A	N/A

Issuer data					Data on the transactions performed in the first quarter of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais) (a)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	1,748	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	3,025	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	1,049	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	3,249	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at the end of the first quarter of 2015.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at 31 March 2015 and 31 December 2014:

	Millions of euros
	31/03/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	31,822	31,822	17,290	17,290
Deposits from credit institutions	110,311	110,652	105,147	105,557
Customer deposits	640,378	639,996	608,956	608,339
Marketable debt securities	204,353	207,880	193,059	197,093
Subordinated liabilities	19,746	20,702	17,132	17,428
Other financial liabilities	24,775	24,656	19,468	19,428

LIABILITIES	1,031,385	1,035,708	961,052	965,135

	Millions of reais
	31/03/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	111,243	111,243	55,686	55,686
Deposits from credit institutions	385,625	386,817	338,647	339,967
Customer deposits	2,238,633	2,237,298	1,961,265	1,959,277
Marketable debt securities	714,377	726,707	621,785	634,777
Subordinated liabilities	69,028	72,370	55,177	56,130
Other financial liabilities	86,608	86,192	62,701	62,572

LIABILITIES	3,605,514	3,620,627	3,095,261	3,108,409

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

10.	Provisions

a)	Breakdown

The detail of Provisions at 31 March 2015 and 31 December 2014 is as follows:

	Millions of euros
	31/03/15	31/12/14
Provisions for pensions and similar obligations	9,360	9,412
Provisions for taxes and other legal contingencies	2,721	2,916
Provisions for contingent liabilities and commitments	669	654
Of which: due to country risk	2	2
Other provisions	2,702	2,394

Provisions	15,452	15,376

	Millions of reais
	31/03/15	31/12/14
Provisions for pensions and similar obligations	32,721	30,313
Provisions for taxes and other legal contingencies	9,512	9,392
Provisions for contingent liabilities and commitments	2,339	2,106
Of which: due to country risk	8	6
Other provisions	9,446	7,710

Provisions	54,018	49,521

b)	Provisions for pensions and similar obligations

The change in Provisions for pensions and similar obligations in the first quarter of 2015 related to benefit payments exceeding EUR 200 million (BRL 699 million), as well as to the greater obligations arising from the increase in the cumulative actuarial gains and losses as a result of the change in actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at 31 March 2015 and at 31 December 2014 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	31/03/15	31/12/14
Provisions for taxes	1,203	1,289
Provisions for employment-related proceedings (Brazil)	592	616
Provisions for other legal proceedings	980	1,011
Provision for customer remediation	544	632
Regulatory framework-related provisions	397	298
Provision for restructuring	270	273
Other	1,437	1,191

	5,423	5,310

	Millions of reais
	31/03/15	31/12/14
Provisions for taxes	4,205	4,151
Provisions for employment-related proceedings (Brazil)	2,070	1,984
Provisions for other legal proceedings	3,427	3,256
Provision for customer remediation	1,901	2,035
Regulatory framework-related provisions	1,388	960
Provision for restructuring	944	879
Other	5,023	3,837

	18,958	17,102

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions were as follows: with regard to Brazil, the main charges to profit or loss in the period ended 31 March 2015 relate to EUR 61 million (BRL 196 million) due to civil contingencies and EUR 94 million (BRL 302 million) arising from employment-related claims. This increase was offset partially by the use of available provisions, of which EUR 74 million (BRL 238 million) related to payments of employment-related claims, EUR 100 million (BRL 322 million) to civil payments and EUR 10 million (BRL 32 million) to restructuring provisions used. With regard to the United Kingdom, EUR 23 million (BRL 74 million) of provisions for customer remediation, EUR 40 million (BRL 129 million) of regulatory framework-related provisions and EUR 11 million (BRL 35 million) of restructuring provisions were recognised in the first three months of 2015. These increases were offset by the use of EUR 57 million (BRL 183 million) of customer remediation provisions and EUR 10 million (BRL 32 million) of restructuring provisions. With regard to Germany, customer remediation payments totalling EUR 78 million (BRL 251 million) were made.

d)	Litigation and other matters

i. Tax-related litigation

At 31 March 2015, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On 23 April 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The aforementioned decisions of the Federal Supreme Court have not yet been declared final. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favour. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on 24 August 2012, it was notified of a decision overturning the previous favourable judgment, and on 29 August 2012 it lodged an appeal at the Higher Chamber of CARF. Based on the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortisation performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has lodged an appeal against this decision at the Federal Tax Office. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Sudameris. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 31 March 2015, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At 31 March 2015, the provision recognised in this connection amounted to GBP 99 million. The cost of remediation, including pro-active customer contact, decreased to GBP 10 million per month in the first quarter of 2015, compared with a monthly average of GBP 11 million for 2014 as a whole. Excluding the results of pro-active customer contact, the average redress costs for the first quarter of 2015 were GBP 6 million per month. The percentage of unjustified claims continues to be high.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on 4 January 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On 3 August 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on 20 January 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be issued in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognised as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on 17 February 2015. Banco Santander, S.A. has contested the judgment with a view to lodging a future appeal.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim has been upheld in full by the Court. Banco Santander, S.A. has contested the judgment with a view to making a future appeal.

On 30 December 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of 30 June 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobiliaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated 16 January 2014.

Lastly, on 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned Court upheld the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated 24 October 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment. The Bank has challenged the appeal. The Bank has not recognised any provisions in this connection.

•	On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 14 February 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014, the companies issued their replies to the bank’s documents. The preliminary hearing took place on 16 May 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognised any provisions in this connection.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending the statute-of-limitations period for claims from three to ten years. As a result of the ruling, claims relating to handling fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from 1 January 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognised provisions totalling approximately EUR 455 million to cover the estimated cost of the claims relating to handling fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 31 March 2015, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the three-month periods ended 31 March 2015 and 2014 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On 8 January 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million (BRL 23,830 million), of which EUR 607 million (BRL 1,928 million) related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million (BRL 21,902 million) to the share premium.

On 29 January 2015, the bonus issue through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993 shares (1.90% of the share capital) were issued for an amount of EUR 131 million (BRL 395 million).

At 31 March 2015, the Bank’s share capital consisted of 14,060,585,886 shares with a total par value of EUR 7,030 million (BRL 17,350 million).

b)	Valuation adjustments - Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at 31 March 2015 and 31 December 2014 is as follows:

	Millions of euros
	31/03/15				31/12/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	1,017	(165)	852	34,299	835	(176)	659	31,190
Rest of Europe	554	(60)	494	21,417	325	(56)	269	20,597
Latin America and rest of the world	117	(238)	(121)	31,599	89	(97)	(8)	30,230
Private-sector debt securities	302	(218)	84	31,659	243	(193)	50	28,232

	1,990	(681)	1,309	118,974	1,492	(522)	970	110,249
Equity instruments
Domestic
Spain
International	91	(6)	85	1,731	35	(8)	27	1,447
Rest of Europe	336	(34)	302	1,221	282	(23)	259	1,245
United States	28	—	28	859	25	—	25	762
Latin America and rest of the world	319	(12)	307	1,751	298	(19)	279	1,547

	774	(52)	722	5,562	640	(50)	590	5,001
Of which:
Listed	414	(38)	376	2,228	311	(26)	285	1,787
Unlisted	360	(14)	346	3,334	329	(24)	305	3,214

	2,764	(733)	2,031	124,536	2,132	(572)	1,560	115,250

	Millions of reais
	31/03/15				31/12/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	3,556	(578)	2,978	119,902	2,686	(566)	2,121	100,452
Rest of Europe	1,938	(210)	1,728	74,868	1,047	(180)	866	66,338
Latin America and rest of the world	409	(832)	(423)	110,464	287	(312)	(26)	97,360
Private-sector debt securities	1,057	(764)	293	110,675	783	(622)	162	90,929

	6,960	(2,384)	4,576	415,909	4,803	(1,680)	3,123	355,079
Equity instruments
Domestic
Spain
International	318	(21)	297	6,051	113	(26)	86	4,661
Rest of Europe	1,175	(117)	1,058	4,268	909	(74)	834	4,010

United States	98	-	98	3,003	84	(1)	84	2,454
Latin America and rest of the world	1,115	(44)	1,071	6,122	960	(62)	899	4,982

	2,706	(182)	2,524	19,444	2,066	(162)	1,903	16,107
Of which:
Listed	1,448	(133)	1,315	7,789	1,001	(84)	917	5,755
Unlisted	1,258	(49)	1,209	11,655	1,062	(79)	983	10,351

	9,666	(2,566)	7,100	435,353	6,869	(1,842)	5,026	371,186

In the first quarter of 2015 the Group recognised EUR 32 million (BRL 103 million) in the income statement in relation to impairment of debt instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first quarter of 2015 recognised in the statement of recognised income and expense reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the US dollar, and the depreciation of the Brazilian real. Of the change in the balance in the first quarter, a gain of approximately EUR 1,017 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments—Other valuation adjustments are shown in the condensed consolidated statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first three months of 2015 related to:

•	Increase of EUR 149 million (BRL 479 million) in the cumulative actuarial losses relating to the Group’s businesses in the UK, due to the change in the main actuarial assumptions -a decrease in the CPI from 3.05% to 3.00% and a decrease in the discount rate from 3.65% to 3.40%- and a higher than expected return on plan assets.

•	Increase of EUR 68 million (BRL 219 million) in the cumulative actuarial losses relating to the Group’s entities in Germany, as a result of the decrease in the discount rate from 2.20% to 1.40%.

•	Decrease of EUR 50 million (BRL 161 million) in the cumulative actuarial losses relating to the Group’s entities in Portugal, due to the higher than expected return on plan assets.

•	A net decrease of EUR 6 million (BRL 19 million) in the actuarial losses of the rest of the Group’s units, due to changes in the actuarial assumptions.

•	A net increase of EUR 65 million (BRL 209 million) in the actuarial losses of all foreign units, due to changes in exchange rates.

12.	Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for the three-month periods ended 31 March 2015 and 2014.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/15	31/03/14	31/03/15	31/03/14	31/03/15	31/03/14
Continental Europe	5,004	6,107	154	27	5,158	6,134
United Kingdom	2,959	2,387	(159)	228	2,800	2,615
Latin America	8,300	7,640	(198)	(88)	8,102	7,552
United States	2,386	1,647	(19)	(4)	2,367	1,643
Corporate Activities	(282)	380	2,337	2,168	2,055	2,548
Inter-segment revenue adjustments and eliminations	—	—	(2,115)	(2,331)	(2,115)	(2,331)

Total	18,367	18,161	—	—	18,367	18,161

Segment	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
	31/03/15	31/03/14	31/03/15	31/03/14	31/03/15	31/03/14
Continental Europe	16,087	19,783	495	87	16,582	19,870
United Kingdom	9,514	7,732	(513)	739	9,001	8,471
Latin America	26,684	24,749	(637)	(285)	26,047	24,464
United States	7,671	5,335	(61)	(13)	7,610	5,322
Corporate Activities	(907)	1,231	7,514	7,023	6,607	8,254
Inter-segment revenue adjustments and eliminations	—	—	(6,798)	(7,551)	(6,798)	(7,551)

Total	59,049	58,830	—	—	59,049	58,830

Also, following is the reconciliation of the Group’s consolidated profit before tax for the three-month periods ended 31 March 2015 and 2014, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	31/03/15	31/03/14
Continental Europe	734	499
United Kingdom	485	376
Latin America	1,059	910
United States	346	202
Corporate Activities	(557)	(433)

Total profit of the segments reported	2,067	1,554
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	922	1,548

Profit before tax	2,989	3,102

	Consolidated profit (Millions of reais)
Segment	31/03/15	31/03/14
Continental Europe	2,361	1,616
United Kingdom	1,559	1,218
Latin America	3,405	2,949
United States	1,111	654
Corporate Activities	(1,791)	(1,403)

Total profit of the segments reported	6,645	5,034
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	2,964	5,015

Profit before tax	9,609	10,049

13.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2015 and 2014, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised.

Millions of euros
31/03/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	4	—	4
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	5	—	5

	—	—	9	—	9

Income:
Finance income	—	—	25	4	29
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	236	5	241

	—	—	261	9	270

Millions of reais
31/03/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	13	—	13
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16	—	16

	—	—	29	—	29

Income:
Finance income	—	—	80	13	93
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	759	16	775

	—	—	839	29	868

	Millions of euros
	31/03/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	28	6,954	604	7,586
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	31	1,283	74	1,388
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	43	194	237

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	55	182	242

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	5	—	21	26

Other transactions	—	—	4,356	1,816	6,172

	Millions of reais
	31/03/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	98	24,310	2,111	26,519
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	108	4,485	259	4,852
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	150	678	828

Guarantees received	—	—	—	—	—

Commitments acquired	—	17	192	636	845

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	17	—	73	90

Other transactions	—	—	15,228	6,348	21,576

Millions of euros
31/03/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	4	—	4
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	4	—	4

	—	—	8	—	8

Income:
Finance income	—	—	21	—	21
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	133	1	134

	—	—	154	1	155

Millions of reais
31/03/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	13	—	13
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	13	—	13

	—	—	26	—	26

Income:
Finance income	—	—	68	—	68
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	431	3	434

	—	—	499	3	502

	Millions of euros
	31/03/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	9	6,680	369	7,058
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	3	1,018	187	1,208
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	78	128	206

Guarantees received	—	—	—	—	—

Commitments acquired	—	1	648	4	653

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	5	—	25	30

Other transactions	—	—	6,370	929	7,299

	Millions of reais
	31/03/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	28	20,893	1,154	22,075
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	9	3,184	585	3,778
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	244	400	644

Guarantees received	—	—	—	—	—

Commitments acquired	—	3	2,027	13	2,043

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	16	—	81	97

Other transactions	—	—	19,922	2,906	22,828

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 334 million (BRL 1,168 million) at 31 March 2015 (31 March 2014: EUR 331 million (BRL 1,035 million)).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the three-month periods ended 31 March 2015 and 2014 was as follows:

Average headcount	Bank		Group
	31/03/15	31/03/14	31/03/15	31/03/14
Men	13,081	14,656	83,489	83,100
Women	10,152	10,378	102,421	100,633

	23,233	25,034	185,910	183,733

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at the end of the three-month periods ended 31 March 2015 and 31 December 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	31/03/15			31/12/14
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	70,730	97,979	168,709	67,319	81,569	148,888
Other financial assets at fair value through profit or loss	3,787	45,105	48,892	3,670	39,003	42,673
Available-for-sale financial assets (1)	94,985	27,905	122,890	90,149	23,455	113,604
Hedging derivatives (assets)	136	7,700	7,836	26	7,320	7,346
Financial liabilities held for trading	22,368	103,138	125,506	17,409	92,383	109,792
Other financial liabilities at fair value through profit or loss	—	64,078	64,078	—	62,317	62,317
Hedging derivatives (liabilities)	382	9,786	10,168	226	7,029	7,255
Liabilities under insurance contracts	—	670	670	—	713	713

	Millions of reais
	31/03/15			31/12/14
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	247,253	342,519	589,772	216,813	262,711	479,524
Other financial assets at fair value through profit or loss	13,238	157,679	170,917	11,821	125,616	137,437
Available-for-sale financial assets (1)	332,050	97,549	429,599	290,343	75,542	365,885
Hedging derivatives (assets)	472	26,921	27,393	84	23,575	23,659
Financial liabilities held for trading	78,193	360,550	438,743	56,069	297,538	353,607
Other financial liabilities at fair value through profit or loss	—	224,004	224,004	—	200,704	200,704
Hedging derivatives (liabilities)	1,332	34,213	35,545	728	22,638	23,366
Liabilities under insurance contracts	—	2,342	2,342	—	2,296	2,296

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 March 2015, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,646 million (BRL 5,754 million) (31 December 2014: EUR 1,646 million (BRL 5,301 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the first three months of 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at 31 December 2014.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 March 2015 and 31 December 2014:

	Millions of euros
	Fair values calculated using internal models at 31/03/2015		Fair values calculated using internal models at 31/12/2014
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	175,991	2,698	148,760	2,587
Financial assets held for trading	96,650	1,329	80,378	1,191
Loans and advances to credit institutions	4,702	—	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	5,726	—	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	1,563	88	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	84,659	1,241	73,874	1,106
Swaps	60,688	64	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,556	—	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,124	977	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	498	—	132	—	Present Value Method	Observable market data
Index and securities options	3,055	73	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	9,738	127	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	7,670	30	7,320	—
Swaps	6,953	30	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	40	—	Black-Scholes Model	Observable market data
Interest rate options	33	—	28	—	Black’s Model	Observable market data
Other	684	—	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	44,420	685	38,323	680
Loans and advances to credit institutions	33,495	—	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	10,113	88	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	812	597	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	27,251	654	22,739	716
Debt and equity instruments	27,251	654	22,739	716	Present Value Method	Observable market data
LIABILITIES:	177,259	413	161,890	552
Financial liabilities held for trading	102,753	385	91,847	536
Deposits from central banks	2,477	—	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	3,750	—	5,531	—	Present Value Method	Observable market data
Customer deposits	6,794	—	5,544	—	Present Value Method	Observable market data
Marketable debt securities	—	—	—	—	Present Value Method	Observable market data, liquidity
Trading derivatives	88,768	385	76,644	536
Swaps	61,564	1	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,539	—	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	11,151	237	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	4,093	147	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	504	—	165	—	Present Value Method	Observable market data
Other	9,917	—	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	964	—	2,087	—	Present Value Method	Observable market data
Hedging derivatives	9,780	6	7,029	—
Swaps	8,839	6	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	2	—	Black-Scholes Model	Observable market data
Interest rate options	29	—	14	—	Black’s Model	Observable market data
Other	912	—	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	64,056	22	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	670	—	713	—	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 31/03/2015		Fair values calculated using internal models at 31/12/2014
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	615,236	9,432	479,111	8,333
Financial assets held for trading	337,873	4,646	258,875	3,836
Loans and advances to credit institutions	16,437	—	5,846	—	Present Value Method	Observable market data
Loans and advances to customers (a)	20,019	—	9,408	—	Present Value Method	Observable market data
Debt and equity instruments	5,466	307	5,694	274	Present Value Method	Observable market data, HPI
Trading derivatives	295,951	4,339	237,927	3,562
Swaps	212,152	225	179,700	374	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	5,439	—	3,219	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	31,897	3,415	27,006	2,473	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	1,742	—	424	—	Present Value Method	Observable market data
Index and securities options	10,681	255	7,794	357	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	34,040	444	19,784	358	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	26,815	106	23,575	—
Swaps	24,308	106	22,731	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	129	—	Black-Scholes Model	Observable market data
Interest rate options	115	—	92	—	Black’s Model	Observable market data
Other	2,392	—	623	—	N/A	N/A
Other financial assets at fair value through profit or loss	155,285	2,394	123,425	2,191
Loans and advances to credit institutions	117,094	—	92,085	—	Present Value Method	Observable market data
Loans and advances to customers (c)	35,354	310	28,639	253	Present Value Method	Observable market data, HPI
Debt and equity instruments	2,837	2,084	2,701	1,938	Present Value Method	Observable market data
Available-for-sale financial assets	95,263	2,286	73,236	2,306
Debt and equity instruments	95,263	2,286	73,236	2,306	Present Value Method	Observable market data
LIABILITIES:	619,665	1,444	521,397	1,779
Financial liabilities held for trading	359,204	1,346	295,811	1,727
Deposits from central banks	8,659	—	6,574	—	Present Value Method	Observable market data
Deposits from credit institutions	13,109	—	17,813	—	Present Value Method	Observable market data
Customer deposits	23,752	—	17,856	—	Present Value Method	Observable market data
Marketable debt securities	—	—	—	—	Present Value Method	Observable market data, liquidity
Trading derivatives	310,314	1,346	246,848	1,727
Swaps	215,220	3	182,247	158	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	5,380	—	3,327	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	38,979	829	31,614	947	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	14,308	514	11,269	622	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	1,759	—	532	—	Present Value Method	Observable market data
Other	34,668	—	17,859	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	3,370	—	6,720	—	Present Value Method	Observable market data
Hedging derivatives	34,192	21	22,638	—
Swaps	30,905	21	22,226	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	6	—	Black-Scholes Model	Observable market data
Interest rate options	100	—	45	—	Black’s Model	Observable market data
Other	3,187	—	361	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	223,927	77	200,652	52	Present Value Method	Observable market data
Liabilities under insurance contracts	2,342	—	2,296	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a positive net fair value of EUR 117 million (BRL 376 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognised in the income statement for the first three months of 2015 arising from the aforementioned valuation models amounted to EUR 1,217 million (BRL 3,795 million), of which a gain of EUR 313 million (BRL 1,006 million) related to models whose significant inputs are unobservable market data.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

The table below shows the effect, at 31 March 2015, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	31.44%	(1.4)	0.7
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(2.8)	2.8
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(45)	38
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	637(**)	(12)	12
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.38%	(11)	10
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(9.4)	9.4
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	—	13.7
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(8)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(59)	51
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	637(**)	(33)	36
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate (a)	(a)	(a)	(1.6)	1.6
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%	(14)	13
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	615.4(*)	(14)	12
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	(b)	(b	)
Other financial liabilities at fair value through profit or loss	—	—	—	—	(b)	(b	)

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of reais)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	31.44%	(4.5)	2.1
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(9.1)	9.1
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(143.2)	122.0
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	637(**)	(39.8)	39.8
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.38%	(34.7)	31.6
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(30.2)	30.2
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	—	44.0
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(24.8)	19.5
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(191.0)	162.7
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	637(**)	(106.1)	114.9
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate (a)	(a)	(a)	(5.2)	5.2
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%	(46.0)	42.4
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	615.4(*)	(44.2)	39.8
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	(b)	(b	)
Other financial liabilities at fair value through profit or loss	—	—	—	—	(b)	(b	)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.0001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be losses of EUR 11 million (BRL 35 million).
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first quarter of 2015 were as follows:

	31/12/14	Changes									31/03/15
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	1,191	—	(147)	—	—	266	(14)	—	—	33	1,329
Debt and equity instruments	85	—	—	—	—	(2)	—	—	—	5	88
Trading derivatives	1,106	—	(147)	—	—	268	(14)	—	—	28	1,241
Swaps	116	—	(61)	—	—	19	(14)	—	—	4	64
Interest rate options	768	—	(54)	—	—	252	—	—	—	11	977
Index and securities options	111	—	(32)	—	—	(9)	—	—	—	3	73
Other	111		—	—	—	6	—	—	—	10	127
Hedging derivatives	—	—	—	—	—	11	—	—	17	2	30
Swaps	—	—	—	—	—	11	—	—	17	2	30
Other financial assets at fair value through profit or loss	680	1	(9)	—	—	10	—	—	—	3	685
Loans and advances to customers	78	—	—	—	—	5	—	—	—	5	88
Debt and equity instruments	602	1	(9)	—	—	5	—	—	—	(2)	597
Available-for-sale financial assets	716	—	(73)	—	3	—	—	11	(29)	26	654
TOTAL ASSETS	2,587	1	(229)	—	3	287	(14)	11	(12)	64	2,698
Financial assets held for trading	536	3	(117)	—	—	(44)	—	—	—	7	385
Trading derivatives	536	3	(117)	—	—	(44)	—	—	—	7	385
Swaps	49	—	(48)	—	—	—	—	—	—	—	1
Interest rate options	294	—	(54)	—	—	(3)	—	—	—	—	237
Index and securities options	193	3	(15)	—	—	(41)	—	—	—	7	147
Hedging derivatives	—	—	—	—	—	—	—	—	5	1	6
Swaps	—	—	—	—	—	—	—	—	5	1	6
Other financial liabilities at fair value through profit or loss	16	—	—	—	—	4	—	—	—	2	22
TOTAL LIABILITIES	552	3	(117)	—	—	(40)	—	—	5	10	413

	31/12/14	Changes									31/03/15
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,836	—	(473)	—	—	855	(45)	—	—	473	4,646
Debt and equity instruments	274	—	—	—	—	(6)	—	—	—	39	307
Trading derivatives	3,562	—	(473)	—	—	861	(45)	—	—	434	4,339
Swaps	374	—	(196)	—	—	61	(45)	—	—	31	225
Exchange rate options	—	—	—	—	—	—	—	—	—	—	—
Interest rate options	2,473	—	(174)	—	—	810	—	—	—	306	3,415
Index and securities options	357	—	(103)	—	—	(29)	—	—	—	30	255
Other	358		—	—	—	19	—	—	—	67	444
Hedging derivatives	—	—	—	—	—	35	—	—	55	16	106
Swaps	—	—	—	—	—	35	—	—	55	16	106
Other financial assets at fair value through profit or loss	2,191	3	(29)	—	—	32	—	—	—	197	2,394
Loans and advances to customers	253	—	—	—	—	16	—	—	—	41	310
Debt and equity instruments	1,938	3	(29)	—	—	16	—	—	—	156	2,084
Available-for-sale financial assets	2,306	—	(235)	—	10	—	—	35	(93)	263	2,286
TOTAL ASSETS	8,333	3	(737)	—	10	922	(45)	35	(38)	949	9,432
Financial assets held for trading	1,727	10	(380)	—	—	(142)	—	—	—	131	1,346
Trading derivatives	1,727	10	(380)	—	—	(142)	—	—	—	131	1,346
Swaps	158	—	(158)	—	—	—	—	—	—	3	3
Interest rate options	947	—	(174)	—	—	(10)	—	—	—	66	829
Index and securities options	622	10	(48)	—	—	(132)	—	—	—	62	514
Other	—	—	—	—	—	—	—	—	—	—	—
Hedging derivatives	—	—	—	—	—	—	—	—	16	5	21
Swaps	—	—	—	—	—	—	—	—	16	5	21
Other financial liabilities at fair value through profit or loss	52	—	—	—	—	13	—	—	—	12	77
TOTAL LIABILITIES	1,779	10	(380)	—	—	(129)	—	—	16	148	1,444

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 18, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer